Filed by Magellan Midstream Partners, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Holdings, L.P.

Commission File No.: 001-32745

NYSE: MMP

Date:	May 28, 2009

Contact:	Paula Farrell
(918) 574-7650
paula.farrell@magellanlp.com

Magellan Midstream Partners Announces Addition of Board Member

TULSA, Okla. – The board of directors for the general partner of Magellan Midstream Partners, L.P. (NYSE: MMP) has elected Barry R. Pearl as an independent board member.

Pearl was formerly president and chief executive officer of TEPPCO Partners, L.P. until his retirement in 2005. Prior to joining TEPPCO in 2001, Pearl was vice president of finance and chief financial officer of Maverick Tube Corporation from 1998 to 2000 and served in various executive positions for Santa Fe Pacific Pipeline Partners, L.P. from 1984 to 1998, including vice president of operations, senior vice president of business development and planning and chief financial officer.

Pearl also currently serves as a board member for Kayne Anderson Energy Development Company, Seaspan Corporation and Targa Resources Partners, L.P. He also is associated with Kealine LLC, a private developer and operator of petroleum infrastructure facilities.

“We are very pleased that Barry has agreed to join our board. His extensive operations and financial background within the energy and publicly traded partnership space will provide valuable insight,” said Don Wellendorf, chief executive officer.

Pearl will continue to serve on the board following the completion of the previously-announced simplification of the partnership’s capital structure, which management expects to close during third quarter 2009.

About Magellan Midstream Partners, L.P.

Magellan Midstream Partners, L.P. (NYSE: MMP) is a publicly traded partnership formed to own, operate and acquire a diversified portfolio of energy assets. The partnership primarily transports, stores and distributes refined petroleum products. More information is available at http://www.magellanlp.com. MMP’s general partner interest and related incentive distribution rights are owned by Magellan Midstream Holdings, L.P. (NYSE: MGG).

Portions of this document may constitute forward-looking statements as defined by federal law. Although management believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Additional information about issues that could lead to material changes in performance is contained in the partnership’s filings with the Securities and Exchange Commission.

MMP and MGG have filed a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (SEC) in relation to the proposed simplification of their capital structure. Investors and security holders are urged to read these documents carefully because they contain important information regarding MMP, MGG and the simplification. Once finalized, a definitive joint proxy statement/prospectus will be sent to unitholders of MMP and MGG seeking their approvals as contemplated by the simplification agreement. Once available, investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about MMP and MGG at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (877) 934-6571 or by accessing www.magellanlp.com or www.mgglp.com.

MMP, MGG and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in the annual report and proxy statement for each partnership as filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.